United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release
Signature Page

COMPANHIA VALE DO RIO DOCE
COMPANHIA ABERTA
CNPJ 33.592.510/0001-54
ORDINARY & EXTRAORDINARY GENERAL SHAREHOLDERS MEETING PUBLIC NOTIFICATION
The shareholders are hereby invited to attend the General Shareholders Meetings (Ordinary & Extraordinary), on April 27th, 2007, at 4:30 p.m., at 26 Avenida Graça Aranha, 19th floor, Rio de Janeiro, to decide on the following matters included in the Agenda:
1 – ORDINARY GENERAL SHAREHOLDERS MEETING:
1.1.	appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2006;

1.2.	proposal for the destination of profits of the said fiscal year and approval of the Investment Budget of the Company;

1.3.	appointment of the members of the Board of Directors;

1.4.	appointment of the members of the Fiscal Council;

1.5.	establishment of the remuneration of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council;
2 – EXTRAORDINARY GENERAL SHAREHOLDERS MEETING:
2.1.	proposal for the capital increase, through capitalization of reserves, without the issuance of shares, and the consequent change of the head of article 5 of the Company’s By-Laws.
According to CVM instruction 282, from June 26, 1998, the minimum percentage holding on the voting capital of the company necessary to require the multiple voting procedure is 5% (five per cent).

Those shareholders who intend to be represented by proxy are requested to send the power of attorney 72 (seventy-two) hours prior to the Shareholders Meetings, so that the legitimacy of the representative may be verified.
Rio de Janeiro, March 26, 2007
Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 26, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations